Mail Stop 3561

April 28, 2010

Jason A. Dubchak
General Counsel
Niska Gas Storage Partners LLC
2780 West Liberty Road
Gridley, California 95948

>   **Re: Niska Gas Storage Partners LLC**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 26, 2010**
>   **File No. 333-165007**

Dear Mr. Dubchak:

We have reviewed your response letters dated April 26, 2010 and April 28, 2010, and amendment four to your Form S-1 filed April 26, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Dilution, page 45

1. We note your response to comment six of our letter dated April 23, 2010. We also reviewed the proposed revisions in your correspondence to us dated April 27, 2010, and await these revisions.

Estimated Cash Available for Distribution, page 55

2. We note your response to comment nine of our letter dated April 23, 2010, and the proposed revisions in your correspondence to us dated April 27, 2010, and await these changes to your estimated cash available for distribution for the forecast period ending March 31, 2011.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact, Robert Babula, Staff Accountant, at (202) 551-3339, or in his absence Donna Di Silvio, Senior Accountant, at (202) 551-3202 if you have questions regarding the above comments or related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Johnston, Esq.
        Vinson & Elkins L.L.P.
        Via Fax (917) 849-5307